SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

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FORM 6-K
 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2006

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ELBIT SYSTEMS LTD.
 (Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)::

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 19, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)
By: /s/ Ilan Pacholder
Name: Ilan Pacholder Title: Corporate Secretary
Dated: March 20, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated March 19, 2006.

EXHIBIT 1

ELBIT SYSTEMS’ SUBSIDIARY ORTEK Ltd. – HOMELAND DEFENSE
WINS A CONTRACT TO SUPPLY ELECTRONIC DETERRENCE
SYSTEM IN ISRAEL

•	First stage of the contract valued at NIS 20 million ($4.3 million) and is planned to be deployed during 2006

•	The contract includes an option to significantly expand the project.

Haifa, Israel, March 19, 2006 – Elbit Systems Ltd. (NASDAQ: ESLT) announced today that its subsidiary ORTEK Ltd. — HOMELAND DEFENSE (Ortek) has been selected by Israel’s Ministry of Defense (IMOD) to deploy a “smart” electronic deterrence system. The first phase of the contract is valued at approximately NIS 20 million (approximately $4.3 million). The contract includes an option to significantly expand the system, which would bring the contract to a total value of approximately NIS 80 million (approximately $17 million).

The first phase of this project includes an electronic deterrence system that will detect and assist in preventing crossing attempts 24-hours a day, and in all weather conditions. The system is comprised of advanced sensors, an electronic fence, communications and computerized command and control posts. The deterrence system’s infrastructure is based on various detection technologies enabling early detection of low threshold false alarm incidences. The sensors’ system will transmit online data to the command and control center providing an overall picture of the sector as well as warnings for incursion attempts.

Eli Venezia, Managing Director of Ortek said: “This is another significant achievement for Ortek that follows a previous contract to supply an electronic warning system for the Jerusalem detour route. We are proud to have been selected by the IMOD to provide one of the most advanced security systems in Israel and to contribute to the electronic fence system project led by the Security Fence Administration”.

Joseph Ackerman President and CEO of Elbit Systems said: “Wining this contract in addition to the contract for deployment of a Peripheral Coastal Security system in the Far East, reported about last month, positions Ortek, of the Elbit Systems Group, as a major supplier for Homeland Defense both in Israel and worldwide. The electronic deterrence system is key in providing customers in Israel and around the globe with comprehensive solutions for peripheral defense. We believe that wining this project will enable us to secure additional projects in the near future.”

Ortek Ltd. is the homeland security house of the Elbit Systems Group. Ortek integrates in its comprehensive solutions the range of existing capabilities of the Group, including products, comprehensive concepts, extensive experience and involvement in major projects both in Israel and abroad. Ortek develops and manufactures innovative electro-optical systems for surveillance and tracking, optical fiber technology for security, video communication, supervision and control systems as well as image processing and smart systems for electronic fences. These abilities allow Ortek to offer its customers comprehensive solutions for peripheral defense of land and sea borders as well as security of strategic facilities. Approximately 60% of Ortek’s sales are to international customers.

Among Ortek’s many projects of peripheral defense in Israel are: defense systems for Israel’s land and sea borders, peripheral security systems of air force bases, major sections of the border security fence, Jerusalem’s detour route and others.

About Elbit Systems
 Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets ELBIT SYSTEMS LTD. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK INTERNATIONAL Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.